SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

ambev

3Q21 Earnings Call

October 28th, 2021

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the third quarter of 2021 (3Q21). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the third quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the third quarter of 2020 (3Q20). Values in this presentation may not add up due to rounding.

Ambev was recognized as the 5th best large company to work for in Brazil!



Melhores Empresas para Trabalhar
+10.000 funcionários
Great Place To Work®
BRASIL 2021
INSPIRAÇÃO PARA INOVAR
ÉPOCA NEGÓCIOS
27º
2020*
5º
2021
SOMOS GPTW!
* Colocação referente ao ranking geral

Volumes at 180 mHL rolling 12 months



Ambev consolidated volume, R12M (Mn Hl)
180
175
170
165
160
155
0
172
170
177
180
166
162
158
Average
◀ 166
1Q 2Q 3Q 4Q
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

…with strong commercial performance

9 of our top 10 markets delivered volume growth vs last year

8 of our top 10 markets grew volumes ahead of 2019

Solid revenue per hectoliter performance

Net revenue +43% vs 2019

3Q21 Beer Volume



Beer volume growth vs 3Q19 (%)
>20%
0-20%
<0%
<0%
0-20%
>20%
Beer volume growth vs 3Q20 (%)

In Brazil NAB, volume growth was mainly driven by Gatorade, H2Oh! and Guaraná Antarctica


100 ANOS
FEITO com o MELHOR do BRASIL
Guaraná
ANTARCTICA
350ml
REFRIGERANTE DE GUARANÁ
CONTÉM AROMATIZANTE
GUARANÁ ANTARCTICA 100 ANOS

In Brazil Beer, commercial strategy consistently continued to work

Portfolio

Healthy legacy brands



Innovation at +20% NR



+3 million brand fans vs 2019

\+

Service Level

53%

All-time high
Net Promoters Score
(NPS)



\+

Technological Platforms

BEES

Zé

Donus
uma empresa ambev

\+

Package & Channel Strategy

Small retailer transformation and on-trade reopening...

300 ml RGB leading the way



Logistics Revolution: more flexible and agile delivery


Pre-90's
90's
Last 2 years
1st Tier
2nd Tier
3rd Tier
+100 Distribution Centers
+80 thousand deliveries per day
+$100 Mio investments
Urban Distribution Centers with last mile deliveries

Urban Distribution Centers

New Footprint	Alternative Modals	Channel Integration
small outposts near high-density delivery areas	more flexible and agile modals	integration between channels and synergy with B2B and DTC

Sao Paulo breakdown


Guarulhos
São Paulo
SANTANA
LAPA
VILA MARIANA
São Caetano do Sul

UDC BRÁS UDC LAPA

UDC JK

FLEXIBILITY & AGILITY

CO2 REDUCTION

COST REDUCTION

SYNERGY

ADDITIONAL REVENUE

IMPROVEMENT OF SERVICE LEVEL

For the full year, our outlook remains unchanged. We are on-track with our V-shaped topline recovery despite all challenges

Strong top-line	Cost pressures
• Pursue sustaining volume performance on a rolling basis	• Another tough comp ahead
• Healthy topline recovery	• Commodities price increase
	• Transactional FX impact

Announced our first carbon neutral brewery & malt plant

Ponta Grossa Brewery


ambev
ADRIÁTICA


CO_2
CARBON
360º

Passo Fundo Malt Plant





(*) Carbon 360 is our strategy for Climate Action, including decarbonization of all 3 Scopes in and outside of Ambev

Financial Highlights 3Q21

+20.8%	Net Revenue
+7.7%	Volume
+9.4%	EBITDA
+50.4%	Normalized Net Profit
-9.6%	Operating Cash Flow

Financial Highlights 3Q20

+15.1%	Net Revenue
+12.0%	Volume
+1.4%	EBITDA
+2.2%	Normalized Net Profit
+99.3%	Operating Cash Flow

Main costs and expense drivers

COGS/HL

- Adverse FX & commodity costs
- Better mix offsetting unhedged commodities
- Brazil Beer cash COGS/hl should be the lowest in the year

SG&A

- **S&M and Distribution** below Net Revenue growth
- **Administrative** driven by provisions for Variable comp

We are on track to reach our main ambitions for 2021



1 Healthy & balanced **topline-led recovery**

2 **Normalized consolidated EBITDA performance** above 2019 levels in nominal terms

Financial priorities

Protect liquidity	Improve ROIC
We continue with a prudent approach given volatile scenario, investing in:	**Focus on operating efficiency and resource allocation:**
• Capacity to support innovation pipeline • Technology focused on B2B and DTC platforms	• Great people • Great assets • Strong Cash generation

Q&A